
Mail Stop 3561

July 26, 2007

By Facsimile and U.S. Mail

Mr. Bruce Smith
Chief Financial Officer
102 Fahm Street
Savannah, Georgia 31401

      Re: Citi Trends, Inc.
              Form 10-K for the year ended February 3, 2007
              Filed April 11, 2007
              File No. 0-51315

Dear Mr. Smith:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 23

1. You discuss the business reasons for changes in the various line items of your statements of income. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate, "the increase in comparable store sales was from a higher average item price and an increase in customer transactions which was due in part to increasing consumer preference for branded goods." You should further enhance the discussion to provide some quantitative analysis with respect to your

product mix. In this regard, we note you sell to men, women, boys and girls, and you offer branded and private label products. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

2. Please explain to us and revise future disclosure to indicate where depreciation expense is being recorded on the statements of income. Furthermore, please ensure that you provide appropriate explanations for all material changes in your financial statements. In this regard, we note that depreciation expense has become material to your financial statements.

Discussion of Cash Flows, page 27

3. Please reconcile for us the amount of cash used in investing activities for the purchase of property and equipment to the amounts listed on your statements of cash flows for the fiscal years ended 2006 and 2005.

4. We note your discussion of excess tax benefits resulting from stock option exercises in the amount of approximately $12 million. We further note the cash inflow from excess tax benefits related to option exercises included as financing activities in your statement of cash flows. You did not present an operating cash outflow for such option exercises on a gross basis as it appears that this amount is netted against another line item in the statement of cash flows. In future filings, please revise the statement of cash flows to present the amount on a gross basis in the cash flows from operating activities. See paragraph A96 of SFAS no. 123(R).

Critical Accounting Policies, page 29

5. None of the critical accounting estimates that you include in your current disclosures include a meaningful sensitivity analysis. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

(2) Summary of Significant Accounting Policies, page F-10

(l) Earnings per Share, page F-12

6. We are uncertain why the implementation of SFAS no. 123(r) would have any impact on the calculation of diluted earnings per share. In this regard, the provisions applicable to the treasury stock method with respect to calculating option dilution under Statement no. 128 were in effect prior to the adoption of Statement no. 123(r). Please advise, or revise the financial statements.

(n) Operating Leases, page F-13

7. Please tell us how you determine the amounts of future minimum contingent lease payments and clarify your disclosure. Please disclose the amounts of rent expense related to contingent rentals for each period presented as required by paragraph 16(c) of SFAS no. 13.

(o) Store Opening and Closing Costs, page F-13

8. Please tell us and disclose in future filings the line item in which you include the cost of closing a store. See paragraph 20c of SFAS 146.

(5) Long-term Debt and Capital Lease Obligations, page F-15

9. Prospectively, please disclose the interest rate with respect to your non-negotiable three year junior subordinated note payable. See Rule 5-02 of Regulation S-X. Furthermore, please confirm for us that such liability is not associated with a related party. If so, then please see Rule 4-08(k) of Regulation S-X.

(8) Stockholders' Equity, page F-17

(k) Stock Options, page F-18

10. If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant